Exhibit 99.1

For Immediate Release

June 21, 2004

DRAXIS Features Two Late Stage Development Products at Society of Nuclear Medicine Meeting

Also launches recently approved MDP-25 skeletal imaging agent

Mississauga, Ontario, June 21, 2004 – DRAXIMAGE Inc., the radiopharmaceutical subsidiary of DRAXIS Health Inc. (TSX: DAX, Nasdaq: DRAX), featured its two most advanced development stage diagnostic products, FIBRIMAGE® and INFECTON®, in a scientific colloquium held in conjunction with the 51st Annual Meeting of the Society of Nuclear Medicine (SNM) in Philadelphia, Pennsylvania from June 19 to 23, 2004.  DRAXIMAGE also launched its recently approved skeletal imaging agent, MDP-25, at the SNM Meeting.

FIBRIMAGE®, currently in Phase III clinical development, is a new molecular imaging agent for the diagnosis of Deep Vein Thrombosis (DVT) or potentially dangerous blood clots that usually form in the lower leg and which are often difficult to diagnose.  Each year DVT affects over 2 million Americans and directly leads to approximately 600,000 cases of pulmonary emboli, a serious and acute condition that results in nearly 200,000 deaths.  Dr. Raymond Taillefer of the Centre Hospitalier du l’Université du Montréal discussed the potential clinical use of FIBRIMAGE® in patients with suspected DVT.

FIBRIMAGE® binds specifically to actively forming new clots, as opposed to less clinically significant old clots, and so is able to image active clots that are more likely to result in the formation of potentially fatal pulmonary emboli.  FIBRIMAGE® is a recombinant peptide that binds to fibrin, a plasma protein that is involved in the final stages of the blood clotting cascade process.  It is formulated as an easy-to-use lyophilized kit for reconstitution with Technetium-99m radioisotope, and is currently in the latter stages of two Phase III clinical trials in Canada and the United States.

INFECTON®, currently in Phase II development, is a novel diagnostic imaging agent under development by DRAXIMAGE for the detection and localization of sites of infection in patients with equivocal signs and symptoms.  It is based on ciprofloxacin, which is a well-established broad spectrum antibiotic that binds to an essential component of virtually all living bacteria.  Dr. Christopher J. Palestro of the Long Island Jewish Medical Center presented several case studies demonstrating a variety of clinical situation in which INFECTON® may prove useful.

INFECTON® has promise as a significant molecular imaging agent, with the important potential to distinguish infection from inflammation in the body. INFECTON® is also formulated as an easy-to-use lyophilized kit for reconstitution with Technetium-99m and is under development and evaluation in two Phase II clinical studies in North America.

DRAXIMAGE is also using the SNM Annual Meeting to launch its newly formulated diagnostic imaging product, MDP-25 (99mTc-Methylene Diphosphonic Acid Kit), which is a new formulation of a skeletal imaging agent used to demonstrate areas of altered osteogenesis or bone growth.  Following injection, MDP-25 allows physicians to obtain a gamma camera image of the skeleton to detect areas of abnormal osteogenesis that show altered uptake, thus making it possible to visualize a variety of bone lesions. MDP-25 is used in metastatic bone disease, Paget’s disease, arthritic disease and osteomyelitis.  The new DRAXIMAGE formulation produces more effective images of the extremities of the skeleton, particularly hands and feet.  DRAXIMAGE MDP-25 will be marketed in the United States through major distributors of diagnostic radiopharmaceuticals and other nuclear medicines.

About DRAXMAGE Inc.

DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceuticals for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labeled with a variety of isotopes including radioiodine, and BrachySeed™, a next-generation brachytherapy implant for treating prostate cancer.  DRAXIMAGE has several products in late-stage development, including two technetium-99m-based diagnostic imaging products: FIBRIMAGE® for imaging deep vein thrombosis currently in Phase III and INFECTON™ for imaging infection, currently in Phase II.

About DRAXIS Health Inc.

DRAXIS Health Inc. (www.draxis.com) is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc.  DRAXIS Health employs over 400 staff and reported revenues in 2003 in excess of US$49 million.

Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company’s products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company’s filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations	Phone:877-441-1984